EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	October 3, 2022

Eldorado Gold Provides Exploration Update Highlighting Resource Expansion Upside at Lamaque, Efemcukuru, and Olympias

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”) is pleased to provide an update on exploration results at Lamaque, Efemcukuru and Olympias since our last exploration update published in March 2022. So far this year, the Company has completed over 85,000 metres of exploration drilling and is on track to complete the planned 2022 drilling program of 140,000 metres.

“We are encouraged by the results and progress of our 2022 exploration program across the portfolio,” said George Burns, President and CEO of Eldorado Gold Corporation. “New results demonstrate the significant potential to increase resources at Ormaque, supporting our development strategy in Quebec. As well, the completion of the Ormaque exploration drift early in the third quarter has provided access to drill platforms for resource conversion drilling of the upper two-thirds of the Ormaque deposit. Additionally in Quebec, our team is advancing other near mine and district opportunities in the Val-d’Or region, capitalizing on our expanded regional footprint.”

“At Efemcukuru, we have encouraging results from initial drilling at the previously untested West Vein system, and resource conversion drilling is continuing on the Kokarpinar and Bati vein systems. We expect to incorporate results of the conversion drilling in our updated reserves and resource statement by the end of the year,” continued Burns. “The discovery of the North Zone extension at Olympias highlights the outstanding resource expansion potential at this world-class asset.”

Resource Expansion Drilling Highlights

Lamaque (Quebec): At Ormaque, step-out drillholes have identified extensions of several of the mineralized zones well outside of the current resource area. Notable step-out intercepts include:

•	2.0 metres at 67.01 g/t gold in drillhole LS-21-078, corresponding to zone E040;
•	1.75 metres at 16.76 g/t gold in drillhole LS-21-078, corresponding to zone E200;
•	4.0 metres at 13.15 g/t gold (53.08 g/t gold capped) in drillhole LS-21-085, representing a new mineralized lens below the current resource; and,
•	5.0 metres at 16.37 g/t gold in drillhole FOR-22-022.

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Efemcukuru (Turkiye): At Efemcukuru, encouraging drilling results from the previously untested West Vein target area highlight the resource growth potential outside of the Kestane Beleni and Kokarpinar vein systems. These include intercepts of:

•	2.05 metres at 16.76 g/t gold and 1,702.0 g/t silver in drillhole KV-837;
•	1.85 metres at 19.73 g/t gold and 73.0 g/t silver in drillhole KV-833;
•	2.0 metres at 7.96 g/t gold and 17.9 g/t silver in drillhole KV-834; and,
•	1.35 metres at 13.00 g/t gold and 15.0 g/t silver in drillhole KV-842.

Kassandra Mines (Greece): At Olympias, step-out drilling from the North Zone demonstrates the high-grade resource growth potential situated close to existing development in the upper part of the operating mine, including new intercepts of:

•	6.1 metres at 20.60 g/t gold and 668.4 g/t silver in drillhole Ol-1109;
•	5.5 metres at 10.66 g/t gold and 19.5 g/t silver in drillhole Ol-1110; and
•	5.2 metres at 4.33 g/t gold and 73.6 g/t silver in drillhole Ol-1108.

Note: Gold grades for drillhole intervals listed in this release are based on capping individual assays at 70 g/t gold for the Ormaque deposit. Drillhole intercepts are drillhole lengths; where sufficient geological control exists, estimated true thicknesses of mineralized zones are in Appendix 1.

The Company has also been advancing conversion drilling programs of inferred resource zones, most significantly at Efemcukuru (Bati and Kokarpinar veins) and Lamaque (Ormaque Deposit), with over 80,000 metres forecast for the year.

Interactive VRIFY 3D Model

To view an interactive 3D model that includes the results announced today use the following link or visit Eldorado Gold’s website: https://vrify.com/decks/12109?auth=22ed5dd7-18ca-4b12-b767-eb6ade4a7bb5.

Lamaque (Quebec)

The Company’s Eastern Canada exploration priorities include resource expansion and resource conversion drilling at the Ormaque and Triangle deposits, advancing other brownfields opportunities in the Val-d’Or camp, including the Bourlamaque (formerly QMX) property, and exploring several outlying properties in the southern Abitibi region.

Ormaque Deposit

Resource expansion drilling at Ormaque totals over 16,000 metres year to date (16,900 metres planned). This drilling has identified both lateral extensions to known mineralized zones and new zones below the current mineral resources. The step-out drilling program has confirmed that high-grade veins similar in style and geometry to those hosting the Ormaque deposit extend for a distance of at least 250 metres east of the current resource, including the area that was formerly referred to as the Fortune zone. Notable results since the March 2022 exploration update news release include:

•	2.0 metres at 30.58 g/t gold (67.01 g/t gold uncapped) (drillhole LS-21-078) in lens E040, corresponding to a 50 metre step-out from the current resource;
•	1.75 meters at 16.76 g/t gold (drillhole LS-21-078), corresponding to a 270 metre step-out to the west of the current resources and a possible extension of lens E200;
•	4.0 metres at 13.15 g/t gold (53.08 g/t gold uncapped) (drillhole LS-21-085) representing a new mineralized lens approximately 180 metres below the current resource; and
•	5.0 metres at 16.37 g/t gold (drillhole FOR-22-022) from approximately 250 metres south-east of the current resource, representing a potential new zone in a poorly tested area.

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Figure 1: Geological map of the Ormaque deposit area, showing surface projection of mineralized zones (pink shaded area), collar locations and surface traces of new drillholes presented in this news release.

The Ormaque exploration drift project was completed on schedule in early July, providing underground platforms for further drilling of the deposit. Resource conversion drilling from the drift commenced in June and is expected to include approximately 28,000 metres of drilling to be completed during the remainder of 2022 and 2023, targeting the upper two-thirds of the Ormaque deposit. Partial results will be incorporated in the Company’s 2023 Mineral Reserve and Mineral Resource update.

Lamaque Brownfields Program Update

Outside of Lamaque, the Company has completed over 36,000 metres of brownfields exploration drilling in 2022 in the Val-d’Or region, most significantly at the Bevcon, Herbin, and Bruell projects.

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Figure 2: Geological map showing outline of the Lamaque / Bourlamaque and Bruell license areas and locations of projects reported in this news release.

Exploration drilling at the Bevcon project is targeting extensions to the mineralized zones that were historically mined at the Bevcon mine (production of 478,000 ounces at a grade of 4.35 g/t gold from 1947 to 1965). Approximately 22,000 metres (36 drillholes) were drilled in late 2021 and early 2022, testing a target area extending over an east-west strike length of 1,500 metres along the northern margin of the Bevcon intrusion. Several of these holes intersected high-grade, south-dipping extension veins similar to those which were exploited in part of the mine. Results of the 2022 drilling program are being integrated with historic mine data and drilling results from the previous owner (QMX Gold) to determine follow-up plans.

Two drill rigs are currently operating at the Herbin project, with over 9,000 metres (20 drillholes) of the 13,000 metre 2022 program now completed. Drilling from a barge-mounted drill rig and from platforms on land has extended some of the mineralized structures which were historically mined at the Lac Herbin mine, some 300 metres to the west and south. Assay results are still pending.

Since 2019 the Company has been exploring the Bruell project, located 40 kilometres east of Val-d’Or, under an option agreement with Sparton Resources. Expenditure commitments and cash payments have now been fulfilled to grant Eldorado 75% ownership in the 29-square-kilometre Bruell property. Exploration completed under the option agreement includes targeting programs consisting of geophysical surveys, mapping, and till and outcrop sampling, more recently culminating in 4,745 metres of diamond drilling (11 drillholes) in 2022 testing a variety of targets on the property.

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Efemcukuru (Turkiye)

Recent exploration drilling at Efemcukuru has targeted untested veins in the western part of the license area. These veins, located between 400 and 1,500 metres west of the currently producing Kestane Beleni vein, include the Muhtar (I and II), Huseyinburnu, Dedebag, and Volkan veins, collectively referred to as the West Veins. They have been mapped over a cumulative strike length of over 4.5 kilometres, and extensive outcrop and trench sampling identified high-grade gold values on surface in numerous locations. Earlier this year, Eldorado acquired the exploration license underlying the western extension of several of the veins, which expanded Eldorado’s footprint in the region.

Figure 3: Geology map showing the Efemcukuru West Vein system and gold assay results (grams/tonne) from surface outcrop and trench samples.

Initial drill testing of parts of the Muhtar II vein began in early 2022 with a total of 7,030 metres in 23 drillholes completed to date. Several have intersected significant gold and silver mineralization within a segment of the vein measuring approximately 100 metres in strike length and extending downdip for approximately 250 metres. Notable intercepts include:

•	2.05 metres at 16.76 g/t gold and 1,702.0 g/t silver (drillhole KV-837);
•	1.85 metres at 19.73 g/t gold and 73.0 g/t silver (drillhole KV-833);
•	2.0 metres at 7.96 g/t gold and 17.9 g/t silver (drillhole KV-834); and,
•	1.35 metres at 13.00 g/t gold and 15.0 g/t silver (drillhole KV-842).

Ongoing drilling of the West Vein target area is currently testing the step-out of the Muhtar veins, and will shift to the Huseyinburnu, Volkan and Dedebag vein targets later in the year and into early 2023.

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Resource conversion drilling at Efemcukuru has been focused on the Kokarpinar and Bati vein systems. Kokarpinar and Bati are satellite vein systems to the Kestane Beleni vein, which contains all mining to date and hosts the majority of the reserves at Efemcukuru. Over 42,350 metres of resource conversion drilling has been completed on the Kokarpinar and Bati vein systems at Efemcukuru since the previous Mineral Reserve and Mineral Resource statement update, announced in December 2021. This drilling has targeted the northern part of the Kokarpinar South vein, and most of the inferred resource areas in both Bati 1 and Bati 2 veins. Results of the conversion drilling at Efemcukuru will be incorporated in the Company’s 2022 Mineral Reserve and Mineral Resource update, expected later this year.

Kassandra Mines (Greece)

At the Olympias operation in Greece, recent underground exploration drilling has targeted extensions to high-grade indicated and inferred resource lenses of the North Zone in the upper part of the mine. In the 2022 program, a total of 1,151 metres were drilled in 10 drillholes at the North Zone. Several of these intersected high-grade massive sulfide intervals up-dip from the current resource, including:

•	6.1 metres at 20.60 g/t gold and 668.4 g/t silver (drillhole Ol-1109);
•	5.5 metres at 10.66 g/t gold and 19.5 g/t silver (drillhole Ol-1110); and
•	5.2 metres at 4.33 g/t gold and 73.6 g/t silver (drillhole Ol-1108).

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Figure 4: Plan view projection showing location of the new North Zone step-out intercepts in the upper part of the Olympias deposit.

These intercepts are in a previously untested area and represent a step-out of over 180 metres from the nearest drillholes defining the North Zone. The North Zone remains open both along strike and up-dip from these intercepts and further step-out drilling is planned from surface drill platforms in 2023.

Qualified Persons

Dr. Peter Lewis P.Geo., Eldorado’s Vice President, Exploration, is the qualified person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) responsible for, and has verified and approved, the scientific and technical disclosure contained in this press release for projects in Turkiye and Greece. Jacques Simoneau. P.Geo a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this press release for the Quebec projects. Eldorado operates its exploration programs according to industry best practices and employs rigorous quality assurance and quality control procedures. All results are based on half-core samples of diamond drill core. For Lamaque, drill core samples were prepared and analyzed at Bourlamaque Laboratories in Val d’Or, Quebec, while the Bourlamaque property samples were analyzed at the Swastika Lab in Swastika, Ontario. Drillcore samples for Efemcukuru were prepared at the Company’s sample preparation lab in Cannakale, Turkiye and analyzed at ALS Minerals laboratory in Izmir, Turkiye. At Olympias, drill core samples were prepared and analyzed at ALS Facility in Romania. Silver, lead and zinc grades at Olympias were determined from an aqua regia digestion with an ICP-AES finish. All gold assays are based on fire assay analysis of a 30 gm charge (50 gm for Efemcukuru), followed by an atomic adsorption finish. Samples with gold grades above 5.0 g/t at the Lamaque project and Efemcukuru Project, 10.0 g/t at other projects were re-assayed and completed with a gravimetric finish. Certified standard reference materials, field duplicates and blank samples were inserted regularly and were closely monitored to ensure the quality of the data.

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About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lisa Wilkinson, VP, Investor Relations

604.757 2237 or 1.888.353.8166

lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs

604.757 5573 or 1.888.353.8166

louise.mcmahon@eldoradogold.com

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Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “continue”, “projected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our planned future drilling and exploration work programs, including for the remainder of 2022, and the timing and anticipated benefits thereof; our expectations regarding establishment of reserves and resources through our continued exploration programs, the success of our exploration programs at Lamaque, Efemcukuru and Olympias; the growth potential at Ormaque, Efemcukuru and Olympias; growth opportunities within the land acquired through QMX Gold; mineral reserves and resources, our guidance and outlook, including expected production and recoveries of gold, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, including timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the impact of the COVID-19 pandemic on our operations, the results of our exploration programs; the need for additional financing to explore and develop properties; mineral reserves and resources and metallurgical recoveries, uncertainties involved in the interpretation of drill results and geological tests, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: global outbreaks of infectious diseases, including COVID-19; timing and cost of exploration, drilling, work programs, construction, geopolitical and economic climate (global and local), uncertainties involved in the interpretation of drill results and geological tests; the need to obtain additional permits and governmental approvals, risks related to the updating of our resource and reserve models and life of mine plans; mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market, recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and “Risk factors in our business” in the Company’s most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information are designed to help you understand management’s current views of our near and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

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Appendix 1: Tables of Assay Results

Table 1: Summary of drillhole assay results from the Ormaque Deposit. Intercepts are only reported for those intervals above a 10 gram x metre cut-off. Drillhole collar locations, collar orientations, and total lengths are listed in Appendix 2. Note: true thickness not shown for intercepts with insufficient data.

Drillhole	From (m)	To (m)	Interval	True thickness	Au (g/t)	Au capped at 70 g/t	Zone
FOR-22-022	281.5	283.1	1.6		11.92		Step-out intercept 170m east of current resource
	337.25	340.65	3.4		12.35		Step-out intercept 150m east of current resource
	348.2	349.5	1.3		21.97		Step-out intercept 150m east of current resource
	364.5	366	1.5		7.69		Step-out intercept 160m east of current resource
	592.6	597.6	5.0		16.37		Step-out intercept 250m southeast of current resource
	604.4	606.7	2.3		11.92		Step-out intercept 250m southeast of current resource
	612.5	613.5	1.0		14.36		Step-out intercept 250m southeast of current resource
FOR-22-025	21.9	22.4	0.5		49.76
	360.3	361.8	1.5		28.07		Step-out intercept 155m east of current resource
FOR-22-026	56.5	57.6	1.1	1.1	9.56		Step-out intercept, new lens 220m east of current resource
FOR-22-028	101.2	104	2.8		8.54		Step-out intercept 300m east of current resource
	129.8	131.3	1.5		9.17		Step-out intercept 280m east of current resource
FOR-22-029	62.1	66.1	4.0		2.57		Step-out intercept on E009 250m east of current resource
	120.3	121.6	1.3	1.3	8.31		Step-out intercept on E010 300m east of current resource
	167.0	169.0	2.0		8.25		Step-out intercept 250m east of current resource
	247.5	248	0.5		114.01	70.00	Step-out intercept 280m east of current resource
	300.7	301.9	1.2		50.49	41.53	Step-out intercept 250m east of current resource
FOR-22-030	320.75	323.55	2.8		4.26		Step-out intercept 200m east of current resource
LS-21-066	559.0	561.0	2.0		5.51		Step-out intercept 350m west of current resource
LS-21-070A	246.0	247.6	1.6		10.75		New lens in the deposit 10m below lens E070
LS-21-071	267.2	268.2	1.0		14.65		Step-out intercept 120 north of the current resource
LS-21-072	48.5	57.6	9.1		3.08		New lens in the deposit 80m above lens E009
	104.7	105.2	0.5		57.73		New lens in the deposit 18m above lens E009
	130.2	134.7	4.5		3.19		New lens in the deposit 10m below lens E009
LS-21-073	287.25	288.25	1.0	0.9	10.68		Step-out intercept, on E080 95m south of current resource
	348.8	357.3	8.5		5.81	5.81	Step-out intercept 20 m below lens E100

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LS-21-074	400.2	404.0	3.8	1.8	4.35		Step-out intercept, on E080 70m north of current resource
LS-21-075	41.15	49.45	8.3		4.98		New lens in the deposit 75m above lens E009
	124.0	125.0	1.0	1.0	10.14		Step-out intercept, on E009 20m north of current resource
	243.8	247.7	3.9		3.02		New lens in the deposit 5m above lens E050
	308.7	313.5	4.8	4.5	4.00		New lens in the deposit 10 m above E090
	319.9	325.1	5.2	4.8	66.23	17.81	New lens in the deposit 10 m below E090
	346.5	347.5	1.0	0.9	10.55		Step-out intercept, on E120 15m south of current resource
	375.35	376.85	1.5	1.4	17.78		Step-out intercept, on E123 20m north of current resource
LS-21-076	143.9	145.4	1.5	1.5	10.94		Step-out intercept, on E010 300m east of current resource
LS-21-077	412.8	416.5	3.7		20.59	17.71	Step-out intercept 70m north of current resource
LS-21-078	175.5	176.6	1.1		14.99		Step-out intercept 125m west of current resource
	307.0	309.0	2.0	1.8	67.01	30.58	Step-out intercept, on E040 50m west of current resource
	313.0	313.5	0.5		32.20		Interception 5m below E040
	554.7	555.7	1.0		26.02		Step-out intercept 300m west of current resource
	597.0	597.5	0.5		22.32		Step-out intercept 300m west of current resource
	634.0	635.75	1.75		16.76		Step-out intercept 300m west of current resource
	643.7	644.2	0.5		229.86	70	Step-out intercept 300m west of current resource
LS-21-079	518.0	519.05	1.05	0.7	19.84		Step-out intercept, on E180 30m east of current resource
LS-21-080	366.2	368.5	2.3	2.2	6.43		Step-out intercept, on E110 80m east of current resource
	375.7	381.2	5.5	5.3	15.94	11.66	Step-out intercept, on E120 40m south of current resource
LS-21-082	189.3	189.8	0.5		33.66		Step-out intercept 300m north of current resource
	787.3	790.4	3.1		3.52		Deep intercept 150m below current resource
LS-21-083	258.2	259.75	1.55	1.53	20.52		Step-out intercept, on E060 12m south of current resource
	272.3	272.8	0.5	0.5	39.42		Step-out intercept, on E080 30m east of current resource
LS-21-085	167.5	168.0	0.5		54.95		Step-out intercept 300m north of current resource
	621.0	625.1	4.1	3.7	2.48		New lens E240, 60m below current resource
	653.5	654.0	0.5		27.73		New lens 90m below current resource
	770.0	774.0	4.0		53.08	13.15	New lens 180m below current resource
LS-21-086	218.5	220.4	1.9		21.15		New lens 5m below lens E030
	228.2	229.75	1.55	1.5	11.72		Step-out intercept, on E040 20m east of current resource
	277	278.8	1.8	1.7	18.12		Step-out intercept, on E070 85m east of current resource
	323	324.2	1.2		11.65		New lens in deposit between E060 and E080
	413.4	435.5	22.1		16.14	10.82	E140 and E150
	423.1	425.25	2.15	2.1	43.16	39.34	Step-out intercept, on E145 10m east of current resource
LS-21-087	594.5	596.5	2.0	0.7	5.90		E140

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Table 2: Summary of drillhole assay results from the West vein system in 2022 at the Efemcukuru Mine. Intercepts are only reported for those intervals above a 10 gram x metre cut-off. Drillhole collar locations, collar orientations, and total lengths are listed in Appendix 2.

Drillhole	From (m)	To (m)	Interval	True thickness	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Zone
KV-833	168.4	170.25	1.85	1.69	19.73	73.0	0.47	1.22	West Vein
KV-834	182.7	184.7	2.0	1.81	7.96	17.9	0.34	0.63	West Vein
KV-837	99.3	101.35	2.05	1.67	16.76	1702.0	0.19	0.42	West Vein
KV-842	319.4	320.75	1.35	1.31	13.00	15.0	0.11	0.08	West Vein
KV-843	348.3	349.8	1.5	1.39	5.39	8.0	0.08	0.11	West Vein
KV-826-832, KV-835-836, KV-838-841, KV-844	No significant intercepts

Table 3: Summary of drillhole assay results from extensions of ore zones at Olympias, including the North zones. Drillhole collar locations, collar orientations, and total lengths are listed in Appendix 2.

Drillhole	From (m)	To (m)	Interval	True thickness	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Zone
Ol-1102	10.6	11.6	1.0	n/a	11.00	10.0	0.07	0.18	North Zone
Ol-1103	9.6	10.7	1.1	n/a	7.65	57.0	0.2	0.53	North Zone
Ol-1108	41.8	47.0	5.2	3.1	4.33	73.6	0.29	0.43	North Zone
and	49.0	49.7	0.7	0.4	5.86	49.0	0.16	0.2	North Zone
Ol-1109	40.2	46.3	6.1	3.7	20.60	668.4	1.79	0.98	North Zone
including	42.0	43.0	1.0	0.6	46.90	1500.0	3.95	1.04	North Zone
Ol-1110	46.5	52.0	5.5	3.3	10.66	19.5	0.07	0.14	North Zone
including	46.5	47.5	1.0	0.6	21.00	45.0	0.26	0.29	North Zone
Ol-1101, 1104-1107	No significant intercepts

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Appendix 2: Collar locations and orientations and total lengths for drillholes listed in this news release.

Table 1: Summary of drillhole collar locations and collar orientations from the Ormaque Deposit.

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (m)	Underground/Surface
FOR-22-022	296045	5330310	317	180	-68	701.8	Surface
FOR-22-025	296072	5330386	316	185	-69	526.2	Surface
FOR-22-026	296225	5330140	318	182	-80	528.71	Surface
FOR-22-028	296182	5330222	318	180	-68	544.75	Surface
FOR-22-029	296174	5330175	318	350	-80	610.38	Surface
FOR-22-030	296080	5330213	319	180	-80	705.8	Surface
LS-21-066	295323	5330144	326	354	-65	606.0	Surface
LS-21-070A	295561	5330309	326	166	-74	563.2	Surface
LS-21-071	295654	5330616	318	170	-50	533.6	Surface
LS-21-072	295726	5330247	325	180	-78	255.43	Surface
LS-21-073	295819	5330195	324	180	-82	454.25	Surface
LS-21-074	295654	5330616	318	172	-45	481.2	Surface
LS-21-075	295726	5330247	325	225	-83	711.15	Surface
LS-21-076	296010	5330118	323	25	-72	804.55	Surface
LS-21-077	295654	5330616	318	185	-57	489.05	Surface
LS-21-078	295412	5329970	325	356	-60	678.6	Surface
LS-21-079	295896	5330609	321	172	-63	600.15	Surface
LS-21-080	295811	5330068	324	15	-70	502.84	Surface
LS-21-082	295816	5330635	316	195	-80	865.58	Surface
LS-21-083	295830	5330223	324	356	-85	451.05	Surface
LS-21-085	295654	5330618	318	170	-82	876.38	Surface
LS-21-086	295759	5330140	318	2	-70	520.9	Surface
LS-21-087	295654	5330616	318	160	-48	652.39	Surface

13

Table 2: Summary of drillhole collar locations and collar orientations from the Muhtar II vein system, at the Efemcukuru Mine.

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (m)	Underground/Surface
KV-826	496379.82	4238193.68	631.05	220	-44.7	198.0	Surface
KV-827	496381.19	4238195.98	631.08	223	-70	197.1	Surface
KV-828	496381.44	4238196.24	631.07	0	-90	234.0	Surface
KV-829	496381.64	4238198.47	631.02	270	-45	187.3	Surface
KV-830	496378.11	4238189.85	631.14	300	-50	230.4	Surface
KV-831	496375.20	4238189.40	631.28	290	-22	222.5	Surface
KV-832	496378.49	4238188.62	630.93	180	-45	591.1	Surface
KV-833	496439.20	4238222.59	626.49	178	-35	199.2	Surface
KV-834	496440.29	4238225.14	624.85	165	-55	200.0	Surface
KV-835	496442.08	4238226.64	626.91	155	-40	319.5	Surface
KV-836	496408.06	4238159.18	621.15	153	-27	166.8	Surface
KV-837	496408.89	4238159.20	621.15	172	-27	148.3	Surface
KV-838	496408.08	4238159.84	621.17	145	-38	167.3	Surface
KV-839	496440.30	4238226.21	624.97	198	-43	187.3	Surface
KV-840	496440.76	4238227.26	625.06	195	-60	210.4	Surface
KV-841	496406.82	4238159.44	621.26	144	-27	229.2	Surface
KV-842	496611.07	4238354.18	669.28	197	-40	398.2	Surface
KV-843	496613.11	4238350.97	669.37	217	-44	401.0	Surface
KV-844	496613.55	4238349.73	669.37	232	-48	423.3	Surface

Table 3: Summary of drillhole collar locations and collar orientations from the North Zone target at Olympias.

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (m)	Underground/Surface
OL-1101	478445	4493320	-80	180	50	140.0	Underground
OL-1102	478446	4493320	-81	131	39	115.1	Underground
OL-1103	478447	4493321	-81	96	44	133.9	Underground
OL-1104	478442	4493322	-84	266	-33	69.5	Underground
OL-1105	478443	4493325	-85	332	-47	66.4	Underground
OL-1106	478445	4493322	-84	183	-55	115.3	Underground
OL-1107	478286	4493268	-46	86	55	31.5	Underground
OL-1108	478286	4493269	-46	86	57	156.5	Underground
OL-1109	478285	4493265	-47	150	45	149.3	Underground
OL-1110	478283	4493266	-47	205	48	173.5	Underground

14